SEC Mail Processing Section
FEB 26 2009
Washington, DC
103

UNI
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE VISTA CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH FRANKLIN STREET, SUITE 450
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LESLIE J. PRINDEVILLE, CPA (630) 968-8897
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN, PLAHM & COMPANY
(Name – *if individual, state last, first, middle name*)

8180 SOUTH CASS AVENUE (Address) DARIEN (City) ILLINOIS (State) 60561

PROCESSED
MAR 13 2009
THOMSON REUTERS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/3
BB 3/13

BLUE VISTA CAPITAL, LLC

CHICAGO, ILLINOIS

YEAR ENDED DECEMBER 31, 2008

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITORS' REPORT

CONTENTS

HANSEN PLAHM
& COMPANY
Certified Public Accountants and Consultants
8180 S. Cass Avenue, Darien, IL. 60561
www.hansenplahm.com
Phone: 630-968-8897
Fax: 630-968-8927

INDEPENDENT AUDITORS' REPORT

To the Members
Blue Vista Capital, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Blue Vista Capital, LLC (the Company) of December 31, 2008, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Vista Capital, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Plahm & Company

Hansen, Plahm & Company
Darien, Illinois

February 4, 2009

Member,
American Institute of Certified Public Accountants
The Illinois CPA Society

BLUE VISTA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

ASSETS		
Cash	$ 186,837	
Prepaid Expense	5,147	
TOTAL CURRENT ASSETS		$ 191,984
FIXED ASSETS		
Office and Computer Equipment	8,451	
Less: Accumulated Depreciation	8,451	
TOTAL FIXED ASSETS		-
TOTAL ASSETS		$ 191,984

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts Payable	$ 210	
TOTAL LIABILITIES		$ 210
MEMBERS' EQUITY		
Managing Members' Equity	191,774	
TOTAL MEMBERS' EQUITY		191,774
TOTAL LIABILTIES AND MEMBERS' EQUITY		$ 191,984

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2008

REVENUES		
Success Fees	$ 606,611	
Other Income	148	
TOTAL REVENUES		$ 606,759
EXPENSES		
Bank Charges and Fees	56	
License, Dues and Fees	3,893	
Insurance	364	
Professional Fees	7,632	
Occupancy and Administrative Expenses	83,400	
Other Expenses	50	
TOTAL EXPENSES		95,395
		511,364
OTHER INCOME		
Dividend and Interest Income		4,312
INCOME BEFORE TAXES		515,676
Provision for Income Taxes		-
NET INCOME		$ 515,676

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2008

	Total Members' Equity
Balance at December 31, 2007	$ 226,098
Members' Contribution	-
Net Income	515,676
Members' Draw	(550,000)
Balance at December 31, 2008	$ 191,774

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2008

Subordinated Borrowings at December 31, 2007	$	-
Increases:		
Issuances of Subordinated Notes		-
Decreases:		
Payment of Subordinated Notes		-
Subordinated Borrowings at December 31, 2008	$	-

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 515,676
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation and Amortization	$ -	
(Increase) Decrease in Operating Assets:		
Accounts Receivable	849	
Prepaid Expense	(5,147)	
Increase (Decrease) in Operating Liabilities:		
Accounts Payable and Accrued Expenses	210	
Total Adjustments		(4,088)
NET CASH PROVIDED BY OPERATING ACTIVITIES		511,588
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' Distributions	550,000	
NET CASH USED IN FINANCING ACTIVITIES		550,000
Decrease in Cash		(38,412)
Cash at December 31, 2007		225,249
Cash at December 31, 2008		$ 186,837

Supplemental Cash Flows Disclosures:

Income Tax Payments	$ -
Interest Payments	$ -

See Independent Auditors' Report
and Notes to the Financial Statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary focus is on raising capital for real estate ventures and is limited to private placement of securities. They do not carry customers' accounts or clear customers' securities transactions. The Company is an Illinois Limited Liability Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investment Banking

Investment banking revenues include fees and expenses arising from securities offerings in which the Company acts as an agent. Depending on the terms of the actual contract, investment banking success fees are customarily recorded on the date of closing and retainer fees are recorded upon execution of the agreement by the Company and/or upon the final acceptance by the customer.

Allowance for Doubtful Accounts

An allowance for doubtful accounts has not been recorded. Based on prior experience and management expectations, all amounts are believed to be collectible.

Depreciation

The Company records depreciation using tax depreciation methods. Any difference between straight-line basis and tax methods is immaterial.

Income Taxes

The Company has elected to be treated as a partnership for tax purposes. Therefore, no provision for income taxes has been reflected.

Statement of Cash Flows

The Company has adopted cash flow reporting in accordance with Statement of Financial Accounting Standards No. 95 – Statement of Cash Flows. The Company considers money market funds to be cash.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, they do not have to comply with the reserve requirement as stated in Rule 15c3-3 of the Securities and Exchange Commission. Therefore, no segregation of cash has been made.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES:

On January 1, 2007, The Company entered into an agreement with an affiliated company to provide professional and administrative services and furnished office space and supplies for a fee of $6,950 per month. The agreement expires on December 31, 2009.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $183,290, which was $178,290 in excess of its required net capital of $5,000. The Company's net capital ratio was .11 to 1.

SCHEDULE I

BLUE VISTA CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2008

Net Capital	
Total Members' Equity	$ 191,774
Deduct: Members' Equity Not Allowable for Net Capital	-
Total Members' Equity Qualified for Net Capital	191,774
Deductions and/or charges:	
Nonallowable assets:	
Prepaid Expenses	5,147
Net Capital Before Haircuts on Securities Positions	186,627
Haircuts on Securities:	
Money Market Instruments	3,337
NET CAPITAL	$ 183,290
Aggregate Indebtedness	
Items Included in Statement of Financial Condition	
Accounts Payable	$ 210
Items Not Included in Statement of Financial Condition	
Other Unrecorded Amounts	-
TOTAL AGGREGATE INDEBTEDNESS	$ 210
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	.11 to 1

Reconciliation with the Company's Computation of Net Capital

There were no differences noted beween the Company's computation of net capital and the net capital computed above.

See Independent Auditors' Report and Notes to the Financial Statements.

HANSEN PLAHM
& COMPANY
Certified Public Accountants and Consultants
8180 S. Cass Avenue, Darien, IL. 60561
www.hansenplahm.com
Phone: 630-968-8897
Fax: 630-968-8927

REPORT ON INTERNAL CONTROL

To the Members
Blue Vista Capital, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Blue Vista Capital, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REPORT ON INTERNAL CONTROL (CONT'D)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the limited liability company members, management, the SEC, and other regulatory agencies that relay on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Plahm & Company

Hansen, Plahm & Company
Darien, Illinois

February 4, 2009

OATH OR AFFIRMATION

I, PETER STELIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE VISTA CAPITAL, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LINDA PIPER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/24/11

Notary Public

Signature

MANAGING PRINCIPAL

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

END